Orbotech

Orbotech, Inc.
44 Manning Road
Billerica, MA 01821
Tel (978) 667-6037
Fax (978) 667-9969

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the Month of May, 2002

ORBOTECH LTD.
(Translation of Registrant's Name into English)

North Industrial Zone, P.O. Box 215, Yavne 81102 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ___X___ Form 40-F ______

Attached hereto and incorporated by reference herein:

a) Orbotech Announces First Quarter 2002 Results

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

Orbotech

Orbotech, Inc.
44 Manning Road
Billerica, MA 01821

Tel (978) 667-6037
Fax (978) 667-9969

FOR IMMEDIATE RELEASE

CONTACT:
Adam Rosen
KCSA Public Relations Worldwide
(212) 682-6300
www.kcsa.com

COMPANY CONTACT:
Adrian Auman, Corporate Vice President
Investor Relations, Director of Finance
Orbotech Ltd.
+972-8-942-3560
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES FIRST QUARTER 2002 RESULTS

YAVNE, ISRAEL -- May 6, 2002 -- ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2002.

Revenues for the first quarter of 2002 totaled $51.1 million, compared to the $104.9 million recorded in the first quarter a year ago. Net loss for the first quarter of 2002, excluding a previously announced restructuring charge of $1.0 million, net of taxes, was $1.7 million, or $0.05 per share (diluted), compared with net income of $21.0 million, or $0.65 per share (diluted), in the first quarter of 2001. Including the restructuring charge, the reported net loss for the first quarter of 2002 was $2.7 million, or $0.09 per share (diluted).

The Company has elected to change the basis upon which it prepares its financial statements from Israeli GAAP to U.S. GAAP, as of the first quarter of 2002. Accordingly, the Company's financial statements for the first quarter of 2002 reflect the application of Financial Accounting Standards ("FAS") 142, which revises the accounting treatment for goodwill and other intangible assets. As a result of FAS 142, the net loss for the first quarter of 2002 was reduced by $0.04 per share (diluted).

Sales of equipment to the printed circuit board ("PCB") industry relating to bare PCBs were $17.0 million in the first quarter of 2002, compared to $23.5 million in the fourth quarter, and $57.2 million in the first quarter, of 2001. Sales of flat panel display ("FPD") inspection equipment were $11.2 million, compared to $12.9 million in the fourth quarter, and $19.1 million in the first quarter, of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $5.0 million, compared to $3.2 million in the fourth quarter, and $6.6 million in the first quarter, of last year. In addition, service revenue for the first quarter decreased to $16.0 million from $17.0 million in the fourth quarter of 2001 and from $19.5 million in the first quarter of 2001.

The Company completed the quarter with cash equivalents and short-term and long-term cash investments of approximately $158 million, compared with approximately $166 million at year end. Non-operating disbursements totaled approximately $4 million, comprised mainly of the previously announced investments in three private Israeli technology companies.

The Company's results for the first quarter reflect the continuing effects of the depressed economic activity and capacity underutilization throughout the global electronics industry. The Company's ability to foresee future trends in the flow of orders for its systems remains limited, and it believes that existing conditions will continue to prevail in the near future. The Company remains optimistic that in the long term the demand for its products will recover, and is confident that its emphasis on research and development, as well as its strong financial condition, will continue to provide a sound base for future growth.

Commenting on the results, Yochai Richter, President and Chief Executive Officer, said, "We were able to meet expectations despite continuing, very challenging, market conditions. While the Company's investments continue to strengthen and expand its global presence in both the PCB and FPD industries, we are also creating a leaner and more competitive organization which we believe will lead to a strong recovery in profitability when business turns around."

An earnings conference call is scheduled for Monday, May 6, 2002, at 9:00 a.m. EST. The dial-in number for the conference call is 630-395-0017, and a replay will be available, on telephone number 402-220-0359, until May 16, 2002. The pass code is Q1. A live web cast of the conference call and replay can also be heard by accessing the investor relations section on the Company's website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company's SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech designs, develops, manufactures, markets and services production support solutions for the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company is a world leader in automated optical inspection (AOI) systems for bare PCBs and for FPDs, and in imaging solutions for PCB production, and is a leading provider of AOI systems for assembled PCBs. The Company's innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Of Orbotech's employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide hi-tech solutions and technologies designed to meet customers' long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 50 offices worldwide. The Company's extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2002

	March 31 2002 (Unaudited)	December 31 2001 (Audited)
	U. S. dollars in thousands	
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	110,304	99,899
Short-term investments	28,286	40,828
Accounts receivable:		
Trade	75,561	82,619
Other	20,252	20,120
Inventories	77,715	80,062
Total current assets	312,118	323,528
INVESTMENTS AND NON-CURRENT RECEIVABLES:		
Long-term investments	19,584	25,151
Investments in companies	3,628	333
Non-current trade receivables	765	604
Severance pay fund	10,675	10,828
Deferred income taxes	1,786	2,209
	36,438	39,125
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	24,320	25,244
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	18,119	18,746
	390,995	406,643
Liabilities and shareholders' equity		
CURRENT LIABILITIES:		
Current maturity of long-term liability	2,793	2,835
Accounts payable and accruals:		
Trade	12,629	13,776
Other	40,505	50,890
Total current liabilities	55,927	67,501
ACCRUED SEVERANCE PAY	18,321	18,835
LONG-TERM LIABILITY TO THE GOVERNMENT OF ISRAEL, net of current maturity	11,174	11,338
Total liabilities	85,422	97,674
SHAREHOLDERS' EQUITY:		
Share capital	1,607	1,603
Additional paid-in capital	95,131	93,942
Deferred stock compensation	(1,568)	(1,350)
Retained earnings	234,154	236,894
Accumulated other comprehensive income	(1,427)	204
	327,897	331,293
Less treasury stock, at cost	(22,324)	(22,324)
Total shareholders' equity	305,573	308,969
	390,995	406,643

These financial statements, including comparative figures, are prepared in accordance with U.S. GAAP, and certain figures have been reclassified to conform therewith.

Orbotech

ORBOTECH LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

	3 months ended March 31		12 months ended December 31
	2002	2001	2001
	(Unaudited)		(Audited)
	U.S. dollars in thousands	(except per share data)	
REVENUES	51,130	104,866	301,904
COST OF REVENUES:			
COST	30,203	51,133	162,293
WRITE-DOWN OF INVENTORIES			7,013
	30,203	51,133	169,306
GROSS PROFIT	20,927	53,733	132,598
RESEARCH AND DEVELOPMENT COSTS - net	10,844	13,036	50,047
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	12,012	16,902	58,612
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	627	1,706	7,291
RESTRUCTURING COSTS	1,186		6,149
SETTLEMENT WITH THE GOVERNMENT OF ISRAEL IN RESPECT OF R&D GRANTS RECEIVED			14,173
OPERATING INCOME (LOSS)	(3,742)	22,089	(3,674)
FINANCIAL INCOME - net	595	1,850	4,702
OTHER INCOME (EXPENSE) - net	(3)	36	28
INCOME (LOSS) BEFORE TAXES ON INCOME	(3,150)	23,975	1,056
TAXES ON INCOME	(410)	3,008	(975)
NET INCOME (LOSS) FOR THE PERIOD	(2,740)	20,967	2,031
EARNINGS (LOSS) PER SHARE:			
BASIC	($0.09)	$0.67	$0.06
DILUTED	($0.09)	$0.65	$0.06
WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:			
BASIC	31,876	31,421	31,819
DILUTED	31,876	32,393	32,871

These financial statements, including comparative figures, are prepared in accordance with U.S. GAAP, and certain figures have been reclassified to conform therewith.

Orbotech

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

Date: 5/6/02 By: ______________________

Orbotech